

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Ronald Davis
President
OICco Acquisition III, Inc.
4412 8th St. SW
Vero Beach, FL 32968

> **Re: OICco Acquisition III, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 28, 2011**
> **File No. 333-168185**

Dear Mr. Davis:

We have reviewed the above-captioned filing and your response letter dated January 25, 2011 and have the following comments. Where prior comments are referenced, they refer to our letter dated November 24, 2010. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You indicate throughout your filing that the company may withdraw up to 10% of the deposited funds after completion of the offering. Please enhance your disclosure throughout the registration statement to clarify for investors, if true, that the company intends to withdraw such amount and that investors should expect to receive a return of no more than 90% of their deposited funds in the event that an acquisition is not consummated or such investors choose not to reconfirm, as provided by Rule 419.

Item 3. Summary Information and Risk Factors

The Offering, page 6

2.   We note your response to prior comment 3. Although you state on page 6 that Mr. Davis cannot sell his shares until the minimum offering is reached, elsewhere in your filing you state that all 2,000,000 shares being offered for sale by the company must be sold before any of the 8,000,000 shares held by Mr. Davis are sold. As previously requested, please review and revise your registration statement in its entirety to ensure that you describe in a consistent and accurate manner how the primary and resale offerings will be conducted.

3.   You indicate that checks should be made payable to "United Western Bank fob OICco Acquisition I, Inc." Since this filing relates to OICco Acquisition III, Inc., please revise.

4.   You indicate on page 6 that United Western Bank will be the insured depositary institution, yet on the cover page you indicate that funds will be held by United Western Bank and Synovus Bank. Please advise.

Risk Factors

"Mr. Davis may not pay all the expenses of the offering…," page 9

5.   We note your response to prior comment 10. However, your revised risk factor is unclear. In your response, you state that if the offering is not completed, the company's business will cease to exist. Yet, the revised risk factor states that if Mr. Davis fails to pay the expenses of the offering, the company may cease to exist. Since the foregoing seems unrelated to the completion of the offering, it is unclear how Mr. Davis's failure to pay offering expenses post-completion of the offering will result in the company dissolution. Please advise and revise your disclosure accordingly. Additionally, as previously requested, please further enhance this risk factor to identify for investors the risk that if such offering expenses are not paid by Mr. Davis, the condition of the company could be worsened by the offering.

"Conflicts relating to the sale of securities…," page 11

6.   We note your disclosure regarding the resolution under Delaware Section 122(17) adopted by the company's board of directors. Please revise your filing to include as a separately captioned risk factor, prominently displayed, related to the adoption of the foregoing resolution. Clarify for investors the scope and practical impact of such resolution, including that as a result of such resolution Mr. Davis has no duty to present business opportunities to the company or engage in any activities on behalf of the company, and may choose to keep any identified opportunities for himself or for his other business entities. Please also file a copy of the adopted resolution together with your next amendment.

Item 11. Information with Respect to the Registrant

Legal Proceedings, page 19

7.   We note your response to prior comment 24. However, your revised disclosure does not describe the Oregon investigation in a materially complete manner that enables potential investors to assess the ability and integrity of Mr. Davis. Refer to Item 401(f)(4) of Regulation S-K. In describing the facts and circumstances leading up to the investigation, including Mr. Davis's involvement therein, please take care to avoid speculative disclosure regarding the motivations and opinions of the various parties (e.g. that the note holders were irritated by the prospects of a discount settlement, and that the State of Oregon "had no option to open an investigation due to the level of rancor directed toward tactics of the insurance company"). Rather, ensure that all disclosure is factually supported and clearly conveys the underlying activity which led the State of Oregon to investigate and ultimately sanction Mr. Davis. This comment also applies to your disclosure beginning on page 28 under "Legal."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation

Acquisition Opportunities, page 23

8.   We note your response to prior comment 28. However the terms of the escrow agreement do not relate to whether Mr. Davis has agreed to restrictions on his ability to sell his shares in connection with a merger or acquisition. Accordingly, we reissue prior comment 28 in its entirety and ask that you tell us where Mr. Davis has agreed not to sell his shares in a subsequent transaction for less than $0.025 per share. If a written agreement exists regarding the foregoing, please file such agreement as an exhibit to this registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Background of Directors, Executive Officers, Promoters and Control Persons, page 25

General

9.   Your response to prior comment 29 does not appear to have addressed all of the inconsistencies previously identified. As previously requested, please further reorganize and revise this section to provide clear, consistent, and updated disclosure. In this regard, we note, by way of example only, that you state on page 26 that "all of [Mr. Davis's] attention is now devoted to principal activities related to blank check companies;" yet you indicate elsewhere that Mr. Davis is currently "acting in a limited advisory role" with St. Vincent Press and that he "spends approximately 20% of his time towards the development of [the business of Bella Viaggio]." Later you state that Mr. Davis has resigned from Bella Viaggio.

10.   We note your revised disclosure in response to prior comment 31. However, based on
        your disclosure, it is not clear what role Mr. Davis had in the reverse mergers noted on
        page 26. In addition to enhancing your disclosure to address the foregoing, please
        remove superfluous data (e.g. relating to the filing, registration, acquisition and trading
        status, SEC file number and form type). Information provided should be limited to
        information which will enable investors to better understand Mr. Davis's specific role in
        the transactions described, as such roles are relevant to an understanding of Mr. Davis's
        business experience.

Financial Statements

11.   Please revise to include audited financial statements for your fiscal year ended December
        31, 2010 and update related disclosures, accordingly, to comply with Rule 8-08 of
        Regulation S-X.

Exhibit 99b Escrow Agreement

12.   We note that United Western Bank is party to the escrow agreement as the escrow agent.
        Yet, the escrow agreement provides that United Western Bank is delegating all of its
        responsibilities under the agreement to United Western Trust Company. Accordingly,
        please advise how you determined that this agreement is enforceable against United
        Western Trust Company, which is not party to the agreement, and why United Western
        Trust Company is not a signatory.

13.   You indicate in Section 1 that Mr. Davis will only sell his shares at a price of $0.02 per
        share. Yet this sales price appears inconsistent with the sales price described in the
        prospectus. Please revise your escrow agreement or registration statement as appropriate
        to address the noted discrepancies between sales prices.

14.   The escrow agreement continues to state that Mr. Davis's shares will be placed into
        escrow. Yet, this does not appear consistent with your response to prior comment 47 or
        48 which asserts that Mr. Davis is not placing any shares into the escrow until they have
        been sold. Please address this inconsistency and advise.

15.   As noted above, the escrow agreement continues to provide that Mr. Davis's shares will
        be placed into escrow. We further note that although Mr. Davis has contractually agreed
        not to sell any shares held by him until the minimum offering is completed, pursuant to
        the terms of the escrow agreement, no escrowed shares will be released from escrow until
        an acquisition meeting the requirements of Rule 419 has been consummated and a
        sufficient number of investors has reconfirmed their investment in accordance with Rule
        419. Accordingly, as requested in prior comment 47, please include in the escrow
        agreement the instructions governing actions of the escrow agent and your transfer agent
        with respect to transfer requests by the selling shareholder.

16. We note your response to prior comment 48. We further note that such response is inconsistent with the terms of the escrow agreement. Accordingly, since Section 3 of the escrow agreement continues to provide that all securities issued in connection with the offering, including the shares owned by Mr. Davis, will be deposited directly into the escrow account promptly upon issuance and the shares held by Mr. Davis are already outstanding, please advise when such shares will be deposited and, if appropriate, revise the escrow agreement accordingly.

17. It does not appear as though any revisions to Section 3 of the escrow agreement have been made in response to prior comment 49. The first paragraph of Section 3 of the escrow agreement provides for the terms of release of deposited securities and deposited funds. However, such text continues to imply that investors will only be entitled to return of deposited securities, rather than deposited funds in the event that the minimum offering is not completed or the acquisition is not timely and properly consummated pursuant to Rule 419. Please revise the escrow agreement to eliminate any ambiguity as it pertains to the release of deposited funds and/or securities to investors and the company and ensure that all of the specific circumstances which trigger such releases are clearly described.

18. Please revise your escrow agreement to ensure that Mr. Davis's signature below "The Selling Shareholder" signature block provides that he is signing the agreement in his individual capacity, rather than as an agent of the company.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jaime John at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions or comments on the financial statements or related matters. Please contact Courtney Haseley at (202) 551-3548 with any other questions. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (702) 382-1759
        Harold Gewerter, Esq.